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                                                                      EXHIBIT 16

March 20, 2002


Securities and Exchange Commission
Washington, D.C. 20549

We were previously principal accountants for Washington Banking Company (Company) and, under the date of January 25, 2002, we reported on the consolidated financial statements of the Company as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001. On November 15, 2001, we were notified that the Company engaged Moss Adams LLP (Moss Adams) as its principal accountant for the year ending December 31, 2002 and that the auditor-client relationship with KPMG LLP would cease upon completion of the audit of the Company's consolidated financial statements as of and for the year ending December 31, 2001, and the issuance of our report thereon. We have read the Company's statements included under Item 9 of its Form 10-K dated March 20, 2002, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP